

September 24, 2013

Via E-mail
Judson Bergman
Chief Executive Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601

      Re: **Envestnet, Inc.**
               Registration Statement on Form S-1
               Filed August 27, 2013
               File No. 333-190852
               Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed June 14, 2013
               File No. 001-34835
               Definitive Proxy Statement on Schedule 14A
               Filed June 28, 2013
               File No. 001-34835

Dear Mr. Bergman:

      We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please note that we will coordinate any request for acceleration of effectiveness for your registration statement with resolution of all comments regarding your Form10-K for the fiscal year ended December 31, 2012.

2. We note the Form 8-K you filed on April 3, 2013, as amended, which disclosed the non-reliance on previously issued financial statements, the late filing of your Form 10-K for the period ended December 31, 2012 and your inability to use Form S-3 in the near term, among other things. In this regard, we note your registration statement on Form S-3 (file no. 333-185390) that was declared effective on January 7, 2013; please tell us your plans with regard to this registration statement.

Prospectus Cover Page

3. We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

4. Please revise to provide the disclosures regarding the offering price of the securities being registered required by Item 501(b)(3) of Regulation S-K. For example, your disclosure might include, if true, a statement that the registered securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Risk Factors, page 14

5. Please delete the antepenultimate sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Selling Stockholders, page 19

6. Please note that we may have further comment upon completion of the "Number of Shares Offered" column of the Selling Stockholder table. In this regard, please revise to include this information as soon as possible.

7. Please identify whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that if the securities are being offered by a broker-

dealer, you must identify the broker-dealer as an underwriter unless the securities were issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

8. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Upfront Ventures, Foundation Capital III, L.P., and Apex Investment Fund IV, L.P. Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Incorporation by Reference, page 34

9. Please include the Current Report on Form 8-K filed on September 5, 2013 in the list of documents incorporated into the registration statement by reference. Refer to Item 12(a) of Form S-1. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement effective date.

Item 17. Undertakings, page II-3

10. Please provide the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 36

11. Please expand your "Overview" discussion to include a discussion of the following:

• Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition; and

• Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Judson Bergman
Envestnet, Inc.
September 24, 2013
Page 4

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed June 28, 2013

Executive Compensation, page 20

Incentive Compensation, page 23

12. We note your disclosure that incentive compensation is "based on a target percentage of gross sales." Please tell us the target percentage of gross sales used to calculate incentive compensation in 2012. Please also explain how you determine the amounts to be paid to eligible employees, such as whether such amounts are based upon a pre-determined formula (i.e., percentage of salary, etc.) depending upon whether the target is achieved. Please also explain how you determine who is eligible to receive such compensation; we note your indication that Mr. Crager was the only executive officer who received Incentive Compensation and yet $4.3 million was earned in 2012. Your disclosure on page 22 indicates that such compensation is "to reward *executives*" and yet no other executive received such compensation. Please advise or revise and, if the latter, tell us what your future disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director